SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2013

Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV

CNPJ [National Register of Legal Entities] No. 02.808.708/0001-07

NIRE [Corporate Registration Identification Number] 35.300.157.770

Abstract of the Minutes of the Meeting of the Board of Directors of Companhia de Bebidas das Américas – Ambev (the “Company”), held on January 31 and February 1st, 2013.

1.            Date, time and venue:  On January 31, 2013, starting at 2:00 p.m., at the Direct Distribution Center of Mooca, located in the City of São Paulo, State of São Paulo, at Avenida Presidente Wilson, n° 274.

2.            Attendance:  Mr. Victorio Carlos De Marchi, co-chairman, and Messrs. Vicente Falconi Campos, José Heitor Attilio Gracioso, Álvaro Antônio Cardoso de Souza, Luiz Fernando Ziegler de Saint Edmond and Paulo Alberto Lemann.

3.            Board:  Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.            Resolutions:

4.1. Capital Increase with Issuance of Shares. It was approved by unanimous vote, in accordance with Section 9 of the By-laws of the Company, a capital increase, for private subscription, in the minimum amount of R$250,764,310.95 and the maximum amount of R$410,100,557.25, upon the issuance of: (a) a minimum of 1,866,472 and a maximum of 2,520,657 new common shares with no par value; and (b) a minimum of 890,661 and a maximum of 1,970,481 new preferred shares, with no par value.  The minimum amount of this capital increase corresponds to the amount necessary for the capitalization of 70% of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve – IN 319/99 for the 2012 Fiscal Year, pursuant to the Section 7 of CVM Ruling N. 319/99 by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A.  The issuance price is of R$89.94 per common share and R$93.07 per preferred share, which correspond to the average prices of the Company’s shares on January 31, 2013, the date on which the Company earned the tax benefit mentioned above, as set forth in Section 170, first paragraph, item III, of Law No. 6,404/76.

4.1.1. The corresponding preemptive rights of the remaining shareholders, may be exercised by the Company’s shareholders within a 30-day period as from the publication of the corresponding notice, being the Board of Directors authorized to, after the aforementioned 30-day period, distribute the right to subscribe the unsubscribed shares among the shareholders who indicated their decision, in the subscription bulletin, to subscribe for such unsubscribed shares within their respective stake, pursuant to item “b”, paragraph 7 of Section 171 of Law No. 6,404/76.  The remaining unsubscribed shares will be sold in the stock exchange for the benefit of the Company.  In the event that, after such sale in the stock exchange, the subscription of the maximum number of shares of this capital increase does not occur, the Board of Directors shall be authorized, as established by Section 30 of CVM Ruling n. 400/03, as amended, to partially acknowledge and ratify the subscription of shares of the capital increase, provided that the amount subscribed is equal to or greater than the minimum amount of R$250,764,310.95, upon the subscription of 1,866,472 new common shares and 890,661 new preferred shares, in which case those shareholders who subscribed new shares shall have the right to withdraw such subscription during a 30-day period.  The Board of Directors shall verify the actual subscription of shares, proceeding with the filing of the relevant resolution with the Registrar of Companies (Law No. 6,404/76, Article 166).  The credit of subscribed shares shall occur on the day following the referred to Board of the Directors’ Meeting.

4.1.2. The shares deriving from this capital increase shall be of the same type and grant its holders the same rights they were already entitled to, including dividends, interest on shareholders’ equity and any shareholders’ return, which may be approved by the Company, after the acknowledgment and ratification of this capital increase.

4.2. Capital Increase without Issuance of Shares. It was approved, by unanimous vote, a new increase of the Company’s capital, in the amount of R$107,470,439.29, corresponding to the capitalization of 30% of the tax benefit obtained by the Company with the partial amortization of the special premium reserve during the fiscal year of 2012, without the issuance of new shares.

5.            Closure:  With no further matters to be discussed, the present Minutes were drawn up and, after being read and approved by all of the members of the Company’s Board of Directors who attended the meeting, were duly executed.

São Paulo, February 1st, 2013.

/s/ Victorio Carlos De Marchi	/s/ Vicente Falconi Campos

/s/ José Heitor Attilio Gracioso	/s/ Álvaro Antônio Cardoso de Souza

/s/ Luiz Fernando Ziegler de Saint Edmond	/s/ Paulo Alberto Lemann

/s/ Pedro de Abreu Mariani Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 1, 2012

COMPANHIA DE BEBIDAS DAS AMERICAS-AMBEV

By:	/s/ Nelson Jose Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer